UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-32876

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Worldwide Corporation

Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Worldwide Corporation

22 Sylvan Way

Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2011 and 2010	3

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	14

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2011	15

SIGNATURE	16

EXHIBIT:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	17

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm	18

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the Wyndham Worldwide Corporation Employee Savings Plan

We have audited the accompanying statement of assets available for benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2011, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ EISNERAMPER LLP

Edison, New Jersey

June 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Wyndham Worldwide Corporation Employee Savings Plan:

We have audited the accompanying statement of assets available for benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 24, 2011

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$366,203	$392,667
Mutual funds	246,464,899	232,974,270
Common/collective trusts	110,039,166	107,727,254
Common stock	28,660,301	24,037,226
Money market	5,237,000	1,276,039
Group annuity contract	—	184,996

Total investments	390,767,569	366,592,452

RECEIVABLES:
Employer contribution receivable	878,972	1,361,716
Employee contribution receivable	969,427	2,219,084
Notes receivable from participants	16,013,108	14,596,850
Accrued investment income	5	39,506

Total receivables	17,861,512	18,217,156

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	408,629,081	384,809,608

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,367,449)	—

ASSETS AVAILABLE FOR BENEFITS	$407,261,632	$384,809,608

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Contributions:
Employee contributions	$33,069,942	$30,776,820
Employer contributions	23,171,889	21,485,520

Total contributions	56,241,831	52,262,340

Net investment income:
Net (depreciation)/appreciation in fair value of investments	(8,218,303)	35,841,609
Dividends	5,758,513	6,956,523
Interest	1,779	5,027

Net investment (loss)/income	(2,458,011)	42,803,159

Interest income on notes receivable from participants	688,366	684,273

DEDUCTIONS:
Benefits paid to participants	41,844,938	39,118,380

INCREASE IN ASSETS	12,627,248	56,631,392

TRANSFERS INTO THE PLAN	9,824,776	—

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	384,809,608	328,178,216

End of year	$407,261,632	$384,809,608

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company”) separation from Cendant Corporation.

Bank of America Trust Company, N.A. (the “Trustee”) is the Plan’s trustee. Wyndham Worldwide Corporation Employee Benefits Committee (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

During December 2011, assets of approximately $9.8 million associated with the ResortQuest International, LLC 401(k) Savings Plan (“ResortQuest Plan”) were merged into the Plan. Fidelity Management Trust Company (“Fidelity”) was the trustee of the ResortQuest Plan. As of December 31, 2011, all investments held by Fidelity were transferred to the Trustee.

The following is a summary of certain Plan provisions:

Eligibility—Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee (as defined in the Plan document) of the Company hired on or after July 1, 2007 is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment or the attainment of age eighteen.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee hired prior to July 1, 2007 was eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen and receive employer matching contributions following one year of employment.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of eligible service (as defined in the Plan document) or the attainment of age eighteen.

As of January 1, 2011, employees of ResortQuest who meet the eligibility requirements of the Plan were eligible to participate in the Plan.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are limited a maximum of 25% into Wyndham Worldwide Corporation common stock. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham Worldwide Corporation common stock as investment options for participants.

Vesting—Participants are 100% vested immediately in their contributions, employer contributions plus actual earnings thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts—As all employer matched amounts are 100% vested, the Plan does not have any forfeitures. Prior to being merged into the Plan, the ResortQuest Plan recorded forfeitures of $704. Such forfeitures were merged into the Plan during December 2011 and will be used during 2012 to reduce employer contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes would materially affect the amounts reported in the Plan’s financial statements.

Cash and Cash Equivalents—The Plan considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Administrative Expenses—Administrative expenses are paid by the Company, pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $334,313 and $386,341 at December 31, 2011 and 2010, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. The group annuity contract is valued at the amount reported by the annuity provider, as determined by the method outlined in the annuity contract. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

A portion of the Plan’s investments in common/collective trusts consisted of the Bank of America Retirement Preservation Trust (the “RPT”) as of December 31, 2010. The RPT had primarily invested in synthetic guaranteed investment contracts (“SGICs”) that were primarily collateralized by graded debt securities and were valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. On October 6, 2010, the Trustee approved a resolution to terminate the RPT. Concurrent with this resolution, the RPT changed from a stable value fund to a short-term bond fund which resulted in a change in the investment valuation method in the Plan’s financial statements from contract value to fair value. The Plan’s investment in the RPT was converted at contract value on October 6, 2010 and did not incur any losses as a result of the change from a stable value fund to a short-term bond fund. As of December 31, 2010, the RPT invested in short-term U.S. government backed notes and treasury obligations which were valued at the fair value of the underlying investments. The fair value recorded in the Plan’s financial statements for such fund was $47.3 million at December 31, 2010.

On February 14, 2011, the Trustee approved a resolution to terminate the RPT. The trustee converted the assets of the RPT to the Wells Fargo Stable Return Fund (“the SRF”), a common/collective trust fund, resulting in a change in investment valuation method from fair value to contract value. The SRF invests primarily in both security-backed contracts (“SBCs”) (also known as SGICS and guaranteed investment contracts (“GICs”)) issued by insurance companies and other financial institutions. SBCs are collateralized by a portfolio of bonds and are valued at the fair value of the underlying portfolio. The wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The GICs are issued at fixed rates and carried at contract value. The contract value represents contributions, plus earnings and accrued interest, less any participant-directed withdrawals. Participants may ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value. The fair value recorded in the Plan’s financial statements for such fund was $54.0 million and contract value of $52.6 million as of December 31, 2011.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2011 and 2010, realized gains and losses on investments sold during the years ended December 31, 2011 and 2010 and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts—In accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) for reporting of fully benefit-responsive contracts held by certain investment companies subject to the AICPA investment company guide and defined-contribution health and welfare and pension plans, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. For the year ended December 31, 2011, the statement of changes in assets available for benefits is presented on a contract value basis. The fair value of the contract is determined by multiplying the contract value by a ratio of the fair value of total assets held in the SRF divided by the contract value of net assets held in the SRF. At December 31, 2010, as a result of the change to the stable value fund, contract value no longer applied to the RPT due to the changes in the underlying investments.

New Accounting Pronouncements

Fair Value Measurement—In May 2011, the FASB issued guidance which generally provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2011 and shall be applied on a prospective basis. The Plan will adopt the guidance on January 1, 2012, as required and believes the adoption of this guidance will not have a material impact on the Plan’s financial statements.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 16, 2008, that the Plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there currently no audits for any tax periods in progress. See Note 7: Department of Labor Audit for additional information on the audit which occurred for plan years 2007 through 2011.

4.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s assets available for benefits at fair value as of December 31:

	2011
	Number of Shares	Value
American Funds Growth Fund of America	1,277,718	$36,644,956
Davis New York Venture Fund	685,888	22,510,836
Harbor International Fund	423,821	22,229,416
Harbor Small Cap Value Fund	1,100,263	22,005,262
Pimco Total Return Fund	4,597,562	49,975,501
Harding Loevner Emerging Markets Trust	2,137,586	20,392,567
Bank of America Equity Index XII Fund(a)	1,414,048	23,133,822
Wells Fargo Stable Return Fund	1,091,619	53,961,652
Wyndham Worldwide Corporation common stock(a)	753,256	28,506,987

	2010
	Number of Shares	Value
American Funds Growth Fund of America	1,282,334	$38,970,115
Davis New York Venture Fund	726,516	25,202,838
Harbor International Fund	421,404	25,516,041
Harbor Small Cap Value Fund	1,057,975	20,725,726
Pimco Total Return Fund	4,356,395	47,266,886
Harding Loevner Emerging Markets Trust	2,516,036	28,858,934
Bank of America Equity Index XII Fund(a)	1,276,888	20,494,054
Bank of America Retirement Preservation Trust(a)	47,282,858	47,282,858
Wyndham Worldwide Corporation common stock(a)	793,882	23,784,695

(a)	Exempt party-in-interest

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) (depreciated)/appreciated in value as follows:

	2011	2010
Mutual funds	$(10,424,544)	$21,875,319
Collective trust	(3,828,317)	5,445,556
Common stock	6,034,558	8,434,828
Guaranteed annuity contract	—	85,906

Net (depreciation)/appreciation in fair value of investments	$(8,218,303)	$35,841,609

5.	FAIR VALUE

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

		Fair Value Measure on a Recurring Basis
	As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$28,506,987	$28,506,987	$—
Avis Budget Group, Inc.	153,314	153,314	—

Total	28,660,301	28,660,301	—

Mutual funds:
Small growth	8,203,920	8,203,920	—
Mid cap growth	11,658,097	11,658,097	—
Large growth	36,644,956	36,644,956	—
Small blend	22,005,262	22,005,262	—
Large blend	41,797,485	41,797,485	—
Foreign large blend	22,229,416	22,229,416	—
Mid cap value	17,449,513	17,449,513	—
Large value	6,720,267	6,720,267	—
Intermediate term bond	49,975,501	49,975,501	—
Multisector bond	5,197,645	5,197,645	—
Moderate allocation	10,994,089	10,994,089	—
Real estate	12,777,446	12,777,446	—
Inflation-protected bond	811,302	811,302	—

Total	246,464,899	246,464,899	—

Common collective trusts:
Harding Loevner Emerging Markets Trust	20,392,567	—	20,392,567
Bank of America Equity Index Trust XII (a)	23,133,822	—	23,133,822
Wells Fargo Stable Return Fund	53,961,652	—	53,961,652
Oppenheimer OFITC International Growth Fund II	12,551,125	—	12,551,125

Total	110,039,166	—	110,039,166

Money market (b)	5,237,000	5,237,000	—

Total	$390,401,366	$280,362,200	$110,039,166

(a)	Exempt party-in-interest
(b)	Represents an investment in FFI Government Fund.

		Fair Value Measure on a Recurring Basis
	As of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$23,784,695	$23,784,695	$—
Avis Budget Group, Inc.	252,531	252,531	—

Total	24,037,226	24,037,226	—

Mutual funds:
Small growth	8,175,601	8,175,601	—
Mid cap growth	12,361,996	12,361,996	—
Large growth	38,970,115	38,970,115	—
Small blend	20,725,726	20,725,726	—
Large blend	33,073,031	33,073,031	—
Foreign large blend	25,516,041	25,516,041	—
Mid cap value	13,521,148	13,521,148	—
Large value	6,409,876	6,409,876	—
Intermediate term bond	47,266,886	47,266,886	—
Multisector bond	4,788,774	4,788,774	—
Moderate allocation	11,240,355	11,240,355	—
Real estate	10,924,722	10,924,722	—

Total	232,974,271	232,974,271	—

Common collective trusts:
Harding Loevner Emerging Markets Trust	28,858,934	—	28,858,934
Bank of America Equity Index Trust XII (a)	20,494,054	—	20,494,054
Bank of America Retirement Preservation Trust (a)	47,282,858	—	47,282,858
Oppenheimer OFITC International Growth Fund II	11,091,408	—	11,091,408

Total	107,727,254	—	107,727,254

Group annuity contract(b)	184,996	—	184,996
Money market (c)	1,276,039	1,276,039	—

Total	$366,199,786	$258,287,536	$107,912,250

(a)	Exempt party-in-interest
(b)	Represents an investment in Guaranteed Portfolio Fund.
(c)	Represents an investment in FFI Government Fund.

For both the years ended December 31, 2011 and 2010, there were no significant transfers into or out of Levels 1, 2 or 3.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held approximately 753,000 and 794,000 shares of common stock of Wyndham Worldwide Corporation as of December 31, 2011 and 2010, respectively, with a cost basis of approximately $23.3 million and $17.8 million, respectively, and a fair value of approximately $28.5 million and $23.8 million, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of approximately $0.9 million from its investments in RPT.

7.	DEPARTMENT OF LABOR AUDIT

The Plan has undergone an audit by the Department of Labor (the “DOL”) for plan years 2007 through 2011. The DOL informed the Company that it had found the remittance of certain participants’ contributions and loan repayments to the Plan exceeded the required time frame as determined by the DOL. The DOL determines the required time frame based on the date such contributions or repayments can reasonably be separated from the Company’s assets. The Company agreed to restore lost earnings as identified by the DOL and to make certain prospective changes to its remittance process.

The Company filed Form 5330 and paid all applicable excise tax and restored the lost earnings to participants. The excise tax payments were paid from the Company’s assets and not from assets of the Plan. Lost earnings amounted to $138,364, which were deposited into the Plan in May 2012 and are included in the statement of assets available for benefits as of December 31, 2011 within employer contribution receivable.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	NET ASSET VALUE PER SHARE

In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan expanded its disclosures to include the category, fair value, redemption frequency and redemption notice period for those assets whose fair value is estimated using the NAV per share.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2011:

Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Harding Loevner Emerging Markets Trust (a)	$20,392,567	$—	Daily	None	1 day
Bank of America Equity Index Trust XII (b)	23,133,822	—	Daily	None	1 day
Wells Fargo Stable Return Fund (c)	53,961,652	—	Daily	None	N/A
Oppenhiemer OFITC International Growth Fund II (d)	12,551,125	—	Daily	None	1 day

	$110,039,166	$—

*	The fair values of the investments have been estimated using the NAV of the investment.
(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.
(b)	Investment seeks to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.
(c)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.
(d)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2010:

Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Harding Loevner Emerging Markets Trust (a)	$28,858,934	$—	Daily	None	1 day
Bank of America Equity Index Trust XII (b)	20,494,054	—	Daily	None	1 day
Bank of America Retirement Preservation Trust (c)	47,282,858	—	Daily	None	N/A
Oppenhiemer OFITC International Growth Fund II (d)	11,091,408	—	Daily	None	1 day

	$107,727,254	$—

*	The fair values of the investments have been estimated using the NAV of the investment.
(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.
(b)	Investment seeks to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.
(c)	Investment seeks to provide preservation of capital, high liquidity and to earn an appropriate market return by investing primarily in cash, cash equivalents, and short-term, highly liquid securities.
(d)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 at December 31:

	2011	2010
Assets available for benefits per the financial statements	$407,261,632	$384,809,608
Less: Amounts allocated to withdrawing participants	(334,313)	(386,341)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,367,449	—

Assets available for benefits per Form 5500	$408,294,768	$384,423,267

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 at December 31:

	2011	2010
Benefits paid to participants per the financial statements	$41,844,938	$39,118,380
Add: Amounts allocated to withdrawing participants at December 31, 2011	334,313	—
Add/(Less): Amounts allocated to withdrawing participants at December 31, 2010	(386,341)	386,341
Less: Amounts allocated to withdrawing participants at December 31, 2009	—	(460,815)

Benefits paid to participants per Form 5500	$41,792,910	$39,043,906

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

The following is a reconciliation of the increase in assets per the financial statements to Form 5500 at December 31:

	2011	2010
Increase in assets per the financial statements	$12,627,248	$56,631,392
Less: 2011 amounts allocated to withdrawing participants	(334,313)	—
Add: 2011 adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,367,449	—
Add/(Less): 2010 amounts allocated to withdrawing participants	386,341	(386,341)
Add: 2009 amounts allocated to withdrawing participants	—	460,815
2009 adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	3,372,253

Net income per Form 5500	$14,046,725	$60,078,119

*****

Wyndham Worldwide Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Current Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value****
	Alger Small Cap Growth Fund	Mutual fund		$8,203,920
	American Funds Growth Fund of America	Mutual fund		36,644,956
	Davis New York Venture Fund	Mutual fund		22,510,836
	DWS RREEF Real Estate Securities Fund	Mutual fund		12,777,445
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		1,013,817
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		1,770,828
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		2,318,337
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		3,307,895
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		3,185,366
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		3,296,999
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		2,025,340
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		1,176,934
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		1,191,133
	Harbor International Fund	Mutual fund		22,229,416
	Harbor Mid Cap Growth Fund	Mutual fund		11,658,097
	Harbor Small Cap Value Fund	Mutual fund		22,005,262
	Lord Abbett Bond Debenture Fund	Mutual fund		5,197,645
	MFS Value Fund R4	Mutual fund		6,720,267
	The Oakmark Equity & Income Fund	Mutual fund		10,994,089
	Pimco Total Return Fund Port Instl	Mutual fund		49,975,501
	Pioneer Mid Cap Value Fund	Mutual fund		17,449,513
	Vanguard Inflation Fund	Mutual fund		811,302
	Harding Loevner Emerging Markets Trust	Common/collective trust		20,392,567
*	Bank of America Equity Index Trust XII	Common/collective trust		23,133,822
*	Wells Fargo Stable Return Fund	Common/collective trust		53,961,652
	Oppenheimer OFITC International Growth Fund II	Common/collective trust		12,551,125
*	Wyndham Worldwide Corporation	Common stock		28,506,987
	Avis Budget Group, Inc	Common stock		153,314
*	Various participants	Loans to participants***		16,013,108
	FFI Government Fund	Money market		5,237,000
	Cash and cash equivalents			366,203

	Total			$406,780,676

*	Party-in-interest
**	Cost information is not required for participant-directed investments.
***	Maturity dates range from 1/1/12 to 12/09/26. Interest rates range from 4.25% to 10.25%.
****	Form 5500 instructions require reporting of Common/Collective Trusts at fair value on this schedule.

Wyndham Worldwide Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions

For The Year Ended December 31, 2011

Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?

Yes  ☒    No  ☐

	Total That Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to Plan	Contributions Not Corrected		Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP		Total Fully Corrected Under VFCP And PTE 2002-51
Check Here if Late Participant Loan Repayments are included ☑
2007	15,612,990		—	15,612,990		—		—
2008	20,133,293		—	20,133,293		—		—
2009	28,530,568		—	28,530,568		—		—
2010	29,641,752		—	29,641,752		—		—
2011	21,735,376		—	21,735,376		—		—

	$115,653,979	$		$115,653,979	$		$

During 2011, as a result of a DOL audit, the Plan’s management calculated lost interest of $138,364 due to the delinquent remittances of participant contributions. The lost interest was reimbursed to the Plan in May 2012. This amount is included within employer contributions in the Statement of Changes in Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan

By:	/s/ Mary Falvey
Mary Falvey
Executive Vice President,
Chief Human Resources Officer
Wyndham Worldwide Corporation

Date: June 20, 2012